February 28, 2025

Brian Podolak
Chief Executive Officer
Vocodia Holdings Corp
7781 NW Beacon Square Blvd
Unit 102-V64
Boca Raton, FL 33487

       Re: Vocodia Holdings Corp
           Offering Statement on Form 1-A
           Filed February 12, 2025
           File No. 024-12569
Dear Brian Podolak:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Executive Compensation, page 63

1. Please update your executive compensation disclosure for the fiscal year ended
       December 31, 2024 and file the 2022 Equity Incentive Plan as an exhibit. Refer to
       Item 10 of Part II of Form 1-A and Item 17(6)(c) of Part III of Form
1-A.
Security Ownership of Certain Beneficial Owners and Management, page 66

2. Please revise the beneficial ownership table to include the Series A preferred stock.
       Refer to Item 12 of Part II of Form 1-A.
Signature, page 75

3. Please revise to have the offering statement signed by a majority of the members of your board of directors. Refer to the signatures section of Form 1-A. February 28, 2025
Page 2
General

4. You disclose that you will offer up to 15 billion shares at a price range of $0.0005 -
      0.025 per share. Please revise the terms of the offering to ensure that the potential aggregate sales, based on the price range and the number of shares to be offered, do not exceed the $75 million Tier 2 offering size limit. Refer to Rule 251(a)(2) of
      Regulation A. In this regard, we note several inconsistencies throughout the offering statement that should be reconciled, e.g., the size of the primary offering (15 billion or
      7.5 billion shares of common stock); references to the maximum offering of amount
      $7.5 million which is inconsistent with an offering of 15 billion shares at a price of
      $0.025 per share; the Use of Proceeds section's "assumed offering price of $0.001 per
      Share, which is the bottom of the estimated range shown on the cover page of this
      Offering Circular" is inconsistent with the $0.0005 bottom of the price range listed on the cover page.
5.    We note your statement that the sales of shares will    continue for one
year thereafter
      or until all shares have been sold, whichever occurs first.    We also
note your
      statement that    [t]his offering (the    Offering   ) will terminate at
the earlier of the date
      at which the maximum offering amount has been sold or the date at which the offering
      is earlier terminated by the company at its sole discretion.    The
Offering covers an
      amount of securities that we reasonably expect to offer and sell within two years, although the offering statement of which this offering circular forms a part may be used for up to three years and 180 days under certain conditions.
Please reconcile
      your statements.
6. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason and may terminate the offering at any time, please provide us with your analysis regarding whether your offering should be considered an impermissible delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. Please also revise your disclosure to disclose the details of your process for accepting or rejecting subscriptions and the mechanics of settlement, including how soon after receipt of a subscription you will accept or reject such subscription, what factors will go into deciding whether to accept or reject a subscription, what factors will go into deciding when to settle subscriptions, how you will inform investors of the settlement cycle, how soon after you make final determination to accept or reject a subscription will that settlement occur, and the process for returning proceeds to investors for those subscriptions that are rejected. We note, for example, your disclosure in the Offering Circular that "[t]he
      Company may elect to extend this offering for an additional 90 days or cancel or terminate it at any time." Furthermore, in your subscription agreement you state "[t]his subscription may be accepted or rejected in whole or in part, for any reason or for no reason, at any time prior to the Termination Date, by the Company at its sole and absolute discretion. In addition, the Company, at its sole and absolute discretion, may allocate to Investor only a portion of the number of the Shares that
      Investor has subscribed for hereunder. The Company will notify Investor whether this subscription is accepted (whether in whole or in part) or rejected."
7.    Please provide a table of contents. Refer to Item 2 of Part II of Form
1-A.
 February 28, 2025
Page 3

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Aliya Ishmukhamedova at 202-551-7519 or Jeff Kauten at 202-551-
3447 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Jonathan Leinwand